UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended September 30, 2025

Worthy Property Bonds, Inc.

(Exact name of issuer as specified in its charter)

Georgia	86-3192320
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11175 Cicero Drive, Suite 100 Suite 100 Alpharetta, GA	30022
(Full mailing address of principal executive offices)	(Zip Code)

(678) 646-6791

(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report contains forward looking statements that are subject to various risk and uncertainties and that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements are generally identifiable by use of forward-looking terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this semi-annual report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this semi-annual report, whether as a result of new information, future events or otherwise.

You should thoroughly read this semi-annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this semi-annual report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our consolidated financial condition and consolidated results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this semi-annual report.

Background and Overview

Worthy Property Bonds, Inc., (the “Company,” “we,” “us,” “our,” or “ours”) was incorporated under the laws of the State of Florida on April 9, 2021. Our wholly owned subsidiary Worthy Lending V, LLC (“Worthy Lending V”) was organized as a limited liability company in Delaware. We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”) which owns a fintech platform and mobile app (the “Worthy App”) and also owns its proprietary website (collectively the “Worthy Fintech Platform”). On April 9, 2021, we issued 100 shares of our $0.001 per share par value common stock to WFI in exchange for $5,000. WFI is the sole shareholder of the Company’s common stock.

On June 23, 2021, Worthy Property Bonds filed an Offering Statement on Form 1-A (File No. 024-11563), as amended, by Amendment No. 1 filed on August 26, 2021, Amendment No. 2 filed on October 21, 2021, Amendment No. 3 filed on December 17, 2021, and Amendment No. 4 filed on February 28, 2022 with the SEC for a public offering pursuant to Regulation A of up to (i) $74,880,000 of its bonds for cash and (ii) $120,000 of its bonds as rewards. WPB sold $75 million aggregate principal amount of bonds as of December 12, 2024. Effective May 20, 2024, the Company temporarily suspended bond sales pending approval of the Post-Qualification Amendment on file with the SEC and resumed bond sales upon receipt of such approval on October 7, 2024.

We are an early stage company, which, through our wholly owned subsidiary Worthy Lending V, we are implementing our business model. Our business model is centered primarily around purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. We anticipate that (i) at least 55% of our assets will consist of “mortgages and other liens on and interests in real estate” (“Qualifying Interests”), (ii) at least an additional 25% of our assets will consist of “real estate-type interests” (subject to proportionate reduction if greater than 55% of our assets are Qualifying Interests), and (iii) not more than 20% of our total assets consist of assets that have no relationship to real estate provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940, or the “40 Act.” Qualifying Interests are assets that represent an actual interest in real estate or are loans or liens “fully secured by real estate” but exclude securities in other issuers engaged in the real estate business. Real estate-type interests include certain mortgage-related instruments including loans where 55% of the fair market value of the loan is secured by real property at the time the issuer acquired the loan and agency partial-pool certificates.

Organizational Structure

The following reflects the current organization structure of the Worthy Companies:

THE WORTHY COMPANIES

(1)	Worthy Financial, Inc. owns 100% of the issued and outstanding capital stock of Worthy Management, Inc., Worthy Peer Capital, Inc., Worthy Peer Capital II, Inc., Worthy Community Bonds, Inc., Worthy Property Bonds, Inc. and Worthy Property Bonds 2, Inc.
(2)	Worthy Peer Capital, Inc., Worthy Peer Capital II, Inc., Worthy Community Bonds, Inc., Worthy Property Bonds, Inc. and Worthy Property Bonds 2, Inc. are each a party to a management services agreement with Worthy Management, Inc.
(3)	Worthy Peer Capital, Inc., Worthy Peer Capital II, Inc., Worthy Community Bonds, Inc., Worthy Property Bonds, Inc. and Worthy Property Bonds 2, Inc. own 100% of the issued and outstanding membership interests of Worthy Lending, LLC, Worthy Lending II, LLC, Worthy Lending III, LLC, Worthy Lending V, LLC and Worthy Lending VI, LLC, respectively.

Our Business Model

We are an early stage company, which, through our wholly owned subsidiary Worthy Lending V, we are implementing our business model. Our business model is centered primarily around purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. We anticipate that (i) at least 55% of our assets will consist of “mortgages and other liens on and interests in real estate” (“Qualifying Interests”), (ii) at least an additional 25% of our assets will consist of “real estate-type interests” (subject to proportionate reduction if greater than 55% of our assets are Qualifying Interests), and (iii) not more than 20% of our total assets consist of assets that have no relationship to real estate provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940, or the “40 Act.” Qualifying Interests are assets that represent an actual interest in real estate or are loans or liens “fully secured by real estate” but exclude securities in other issuers engaged in the real estate business. Real estate-type interests include certain mortgage-related instruments including loans where 55% of the fair market value of the loan is secured by real property at the time the issuer acquired the loan and agency partial-pool certificates.

The Worthy Property Bonds:

●	are priced at $10.00 each;
●	represent a full and unconditional obligation of our company;
●	bear interest at 7% per annum (effective November 2023 through January 2026). For clarification purposes, we will pay interest on interest (compounded interest) and credit such interest to bondholders’ Worthy accounts;
●	are subject to repayment at any time at the demand of the holder;
●	are subject to redemption by us at any time;
●	are not payment dependent on any underlying real estate loans or investments;
●	are transferable;
●	are unsecured.

2

For the six months ended September 30, 2025, the Company generated revenues of $813,898, primarily from interest earned on loans receivable.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report with respect to our audited consolidated financial statements for the year ended March 31, 2025.

Worthy Fintech Platform

WFI has developed technology solutions, including the Worthy App and the Worthy Website, which facilitates the purchase of Worthy Property Bonds and provides information on accounts of the Worthy Bond investors. We refer to these as the “Worthy Fintech Platform.” We pay a license fee to WFI in the amount of $5 per registered user per year; and agreed that such amount would be subject to periodic review and modification.

Worthy App

The Worthy App is designed to support the target market for our bonds which we believe is approximately 74 million millennials, who spend more than $600 billion a year. The Worthy App seeks to provide an easy way for our target market to micro invest including monetizing their debit card purchases, checking account linked credit card purchases and other checking account transactions by “rounding up” each purchase to the next higher dollar until the “round up” reaches $10.00 at which time the user can purchase a $10.00 bond. The Worthy App is available via the web at worthybonds.com or for Apple iPhone users from the Apple Store and for Android phone users from Google Play.

Procedurally, Worthy App users download the application and simply link their bank account to the App. If engaging in the round-up feature, they connect their debit card or credit card to the App. Every time the user shops or completes any checking account transaction, the App automatically rounds up their purchase to the next dollar, tracks the spare change and during the Offering permitted the user to use it to invest in our Worthy Property Bonds. The user’s bank accounts are monitored, and the money is transferred via ACH once the round up amounts reach $10.00.

Users can also make one time or recurring purchases of bonds.

Worthy Website

The Worthy Website offers users the following features:

●	Available online directly from us. Prior to the completion of the Offering, users could purchase Worthy Community Bonds directly from us through the Worthy Website;
●	No purchase fees charged. We did not charge purchasers any commission or fees to purchase Worthy Community Bonds through the Worthy Website in the Offering;
●	Invest as little as $10. Investors were able to build ownership in Worthy Community Bonds over time by making purchases as low as $10 in the Offering prior to its completion;
●	Flexible, secure payment options. Prior to the completion of the Offering, users could purchase Worthy Community Bonds electronically or by wire transfer; and
●	Manage your portfolio online. Users can view their bond purchases, redemptions, interest payments and other transaction history online, as well as receive tax information and other reports.

3

Operations – Management Services Agreement with Worthy Management

On April 9, 2021, we entered into a Management Services Agreement (the “Management Services Agreement”) with Worthy Management. Worthy Management was established in October 2019 as part of the internal reorganization of the operations of our parent, WFI. This operational restructure was undertaken as a cost-sharing effort to more efficiently utilize personnel throughout the Worthy group of companies. As a result, our executive officers and the other personnel which provide services to us are all employed by Worthy Management.

Under the terms of the Management Services Agreement, Worthy Management agreed to provide to the Company certain management services, personnel and office facilities, including all equipment and supplies, which are reasonable, necessary or useful for the day-to-day operations of the business of the Company, subject to such written direction provided by the Company to Worthy Management.

Pursuant to the Management Services Agreement, the Company agreed to reimburse Worthy Management for the costs incurred by Worthy Management in paying for the staff and office expenses for the Company under the Management Services Agreement. There is no interest rate or maturity associated with the obligations to reimburse Worthy Management under the Management Services Agreement.

The reimbursement amount under the Management Services Agreement, will be equal to the costs incurred by Worthy Management in paying for the staff and office expenses under the Management Services Agreement for the Company and consists of a portion of the annual salaries and employee benefits of our executive officers and the other personnel employed by Worthy Management based upon the amount of time they devote to us, as well as a pro-rata allocation of office expenses. This monthly reimbursement amount is based on the costs incurred by Worthy Management in paying for the staff and office expenses for the Company under the Management Services Agreement.

There will be no management service or other fees under the Management Services Agreement.

The initial term of the Management Services Agreement will continue until the fifth anniversary of the effectiveness of such agreement and will automatically renew for successive one year terms. The Management Services Agreement can be terminated at any time upon 30 days’ prior written notice from one party to the other.

The Company has a receivable of $12,343 from Worthy Management at September 30, 2025.

License Fee

We entered into an agreement with WFI to pay a license fee to WFI in the amount of $5 per registered user per year. The license fees paid by the Company to WFI are not used to offset the reimbursements under the Management Services Agreement.

Mortgage Loans Held for Investment

Commencing in November of 2022, the Company began investing in mortgage loans. Each loan is secured by a mortgage on the real estate, which is located in the state of Florida. Each loan has a maturity date of 2 years and mature between November of 2024 and June of 2026. These loans pay interest at rates between 10% and 13%, annually and are serviced by an outside, unrelated party.

A summary of the Company’s loan portfolio as of September 30, 2025, disaggregated by class of financing receivable, are as follows:

Loans to Real Estate Developers Secured by First Mortgages

Outstanding at September 30, 2025

Loans	$12,035,000

Allowance for loan losses	$(388,500)

Total Loans, net	$11,646,500

A summary of the Company’s loan portfolio as of March 31, 2025, disaggregated by class of financing receivable, are as follows:

Loans to Real Estate Developers Secured by First Mortgages

Outstanding at March 31, 2025

Loans	$20,564,000

Allowance for loan losses	$(196,090)

Total Loans, net	$20,367,910

4

A summary of the Company’s loan loss allowance as of September 30, 2024, are as follows:

	Balance at March 31, 2025	Write-off	Provision for loan loss	Balance at September 30, 2025

Mortgage Receivable Allowance	$196,090	$-	$192,410	$388,500

Interest Receivable Allowance	$3,509	$-	$8,911	$12,420

Total	$199,599	$-	$201,321	$400,920

These loans were funded by our bond sales.

As of September 30, 2025, all of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses. As of September 30, 2025, the recorded investment in financing receivables used to individually evaluate for impairment was $12,035,000.

As of March 31, 2025, all of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses. As of March 31, 2025, the recorded investment in financing receivables used to individually evaluate for impairment was $20,367,910.

We had no loans past due or on non-accrual status on September 30, 2025, and March 31, 2025, which were past due by more than 90 days.

As of September 30, 2025 future annual maturities of gross loans receivable held for investment and mortgage loans held for investment consists of the following:

Period Ended September 30,	Amount
2026	$8,700,000
2027	$2,335,000
Thereafter,	$1,000,000
$12,035,000

As of September 30, 2025 there were 12 mortgage loans with a gross balance of $12,035,000, which are required to pay only interest until maturity when the principal is due.

As of March 31, 2025 there were 19 mortgage loans with a gross balance of $20,564,000, which are required to pay only interest until maturity when the principal is due.

The following is a summary of the investments as of September 30, 2025:

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
Available for Sale - Debt Securities
Treasury Bills	11,469,711	19,867	11,489,578	84%
Government Bonds	1,548,442	(27,538)	1,520,904	11%
Certificates Of Deposit	481,237	18	481,255	4%
Asset Backed Securities	125,425	1,323	126,748	1%
Mutual Funds	15,000	-	15,000	0%
Total Investments	$13,639,815	$(6,330)	$13,633,485	100%

The following is a summary of the investments as of March 31, 2025:

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
Available for Sale - Debt Securities
Treasury Bills	7,752,916	18,210	7,771,126	67%
Government Bonds	2,246,656	(165)	2,246,491	19%
Certificates Of Deposit	1,251,185	605	1,251,790	11%
Asset Backed Securities	269,013	1,750	270,763	2%
Corporate Bonds	49,990	9	49,999	1%
Total Investments	$11,569,760	$20,409	$11,590,169	100%

5

History and Recent Developments – The Worthy Group of Companies

We are a wholly owned subsidiary of WFI. WFI was organized in 2016 to create a “Worthy Community” in an effort to help members achieve financial wellness. WFI was initially targeting the millennials who are surpassing the baby boomers as the nation’s largest living generation and to develop the Worthy Fintech Platform. WFI’s management believes that the millennial demographic in large part has a basic distrust of old guard financial institutions, is burdened by student loans and other debt, changes employment frequently and is unable to save money and/or fund a retirement program. At the same time there is a rapidly growing trend in on-line peer financing.

WFI formed Worthy Peer Capital, Inc. (“Worthy Peer I”) in 2016. Following the qualification by the SEC of its offering statement on Form 1-A under SEC File No. 024-10766, in January 2018 Worthy Peer I began offering its Worthy Bonds in a Regulation A exempt offering. Following the qualification, from January 2018 through March 17, 2020, Worthy Peer I sold approximately $50,000,000 aggregate principal amount of renewable bonds to 12,285 investors.

In March 2018, WFI launched the Fintech Platform and Worthy App, a free mobile app which provides tools to help people easily invest including through “spare change” round ups. Round ups monetize debit card purchases, checking account linked credit card purchases and other checking account transactions by “rounding up” each purchase to the next higher dollar until the “round up” reaches $10.00 at which time the user can purchase a $10.00 Worthy Bond.

In August 2018, Worthy Peer I formed Worthy Lending, LLC, a Delaware limited liability company, or “Worthy Lending I,” as a wholly owned subsidiary. Worthy Lending I provided loan and investment origination and processing services for Worthy Peer I. In September 2018 Worthy Peer I began deploying the capital it had raised through sales of its Worthy Bonds in accordance with its business model. On March 17, 2020, Worthy Peer I completed the offering. From January 2018 through March 17, 2020, Worthy Peer I sold approximately $50 million aggregate principal amount of Worthy Bonds to 12,285 investors.

In October 2019, WFI began an internal reorganization to more efficiently utilize personnel at both WFI and Worthy Peer I, including Worthy Lending I. Under this structure, Worthy Management, Inc., or “Worthy Management,” a wholly owned subsidiary of WFI, organized in October 2019, provides certain management services to us which are described in detail elsewhere in this Annual Report on Form 1-K.

In October 2019, WFI formed Worthy Peer Capital II, Inc. (“Worthy Peer II”) and its wholly-owned subsidiary Worthy Lending II, LLC (“Worthy Lending II”). In March 2020, Worthy Peer II commenced a public offering pursuant to Regulation A of $50,000,000 aggregate principal amount of renewable bonds under a qualified Offering Statement (File No. 024-11150). Worthy Peer II began deploying the capital it had raised through sales of its renewable bonds in accordance with its business model. On October 1, 2020, Worthy Peer II completed its offering. From March 17, 2020 through October 1, 2020, Worthy Peer II sold approximately $50,000,000 aggregate principal amount of renewable worthy bonds to 17,823 investors.

In June 2020, WFI formed Worthy Community Bonds, Inc. and its wholly-owned subsidiary Worthy Lending III. On September 29, 2020, the Worthy Community Bonds commenced the Offering of $50,000,000 aggregate principal amount of Worthy Community Bonds and completed the Offering on February 26, 2021, selling approximately $50,000,000 aggregate principal amount to18,914 investors.

On June 30, 2020, we entered into a Management Services Agreement (the “Management Services Agreement”) with Worthy Management. Under the terms of the Management Services Agreement, Worthy Management agreed to provide to the Company certain management services, personnel and office facilities, including all equipment and supplies, that are reasonable, necessary or useful for the day-to-day operations of the business of the Company, subject to such written direction provided by the Company to Worthy Management. Pursuant to the Management Services Agreement, the Company agreed to reimburse Worthy Management for the costs incurred by Worthy Management in paying for the staff and office expenses for the Company under the Management Services Agreement. There is no interest rate or maturity associated with the obligations to reimburse Worthy Management under the Management Services Agreement.

On April 9, 2021, WFI formed Worthy Property Bonds, Inc. (“Worthy Property Bonds”) and its wholly-owned subsidiary Worthy Lending V, LLC (“Worthy Lending V”). On June 23, 2021, Worthy Property Bonds filed an Offering Statement on Form 1-A (File No. 024-11563), as amended, by Amendment No. 1 filed on August 26, 2021, Amendment No. 2 filed on October 21, 2021, Amendment No. 3 filed on December 17, 2021, and Amendment No. 4 filed on February 28, 2022 with the SEC for a public offering pursuant to Regulation A of up to (i) $74,880,000 of its bonds for cash and (ii) $120,000 of its bonds as rewards. WPB sold $75 million aggregate principal amount of bonds as of December 12, 2024. Effective May 20, 2024, the Company temporarily suspended bond sales pending approval of the Post-Qualification Amendment on file with the SEC and resumed bond sales upon receipt of such approval on October 7, 2024.

On February 1, 2023, WFI formed Worthy Property 2 Bonds, Inc. (“Worthy Property Bonds 2”) and its wholly-owned subsidiary Worthy Lending VI, LLC (“Worthy Lending VI”). On April 3, 2023, WPB 2 filed an Offering Statement on Form 1-A (File No. 024-12206), as amended, by Amendment No.1 filed on June 15, 2023 with the SEC for a public offering pursuant to Regulation A of up to (i) $74,880,000 of its bonds for cash and (ii) $120,000 of its bonds as rewards. . WPB 2 sold approximately $48 million aggregate principal amount of bonds as of September 30, 2025. Effective June 20, 2024, the Company temporarily suspended bond sales pending approval of the Post-Qualification Amendment on file with the SEC and resumed bond sales upon receipt of such approval on February 7, 2025.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses of approximately $966,000 and had cash used in operations of approximately $509,000 for the six months ended September 30, 2025. The net losses incurred from inception have resulted in an accumulated deficit of approximately $5,852,000 at September 30, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During the fiscal year ended March 31, 2022, the Company began to incur operating expenses. The Company filed a Form 1-A Regulation A Offering Statement, which, was declared effective, in fiscal year ended March 31, 2023, which allowed the Company to raise funds through the sale of its Worthy Property Bonds. Also, during the fiscal year ended March 31, 2023, the Company began making loans and collecting interest. Effective May 20, 2024, the Company temporarily suspended bond sales pending approval of the Post-Qualification Amendment on file with the SEC and resumed bond sales upon receipt of such approval on October 7, 2024.

In response to the losses incurred, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $1,409,000 at September 30, 2025. This cash was obtained through the sale of our Worthy Bonds and through interest, dividends and fees earned on our loans and investments.

6

No assurances can be given that the Company will achieve success without seeking additional financing. There also can be no assurances that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. The unaudited consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Results of Operations

Six Months Ended September 30, 2025

Commencing in November 2022, the Company, through its wholly owned subsidiary Worthy Lending V, began loaning funds directly to borrowers.

Operating Revenue

Interest on loans receivable

Interest on loans receivable for the six months ended September 30, 2025 was $813,898, compared to $1,488,826 for the six months ended September 30, 2024, a decrease of $674,928 from the six months ended September 30, 2024. This decrease was due to a significant decrease in the mortgage loans receivable balance during the six month period ended September 30, 2025 as compared to September 30, 2024. At September 30, 2025, our mortgage loans receivable held for investment, net balance was $11,646,500, which was a decrease of $8,721,410 from the net balance of $20,367,910 at March 31, 2025.

Cost of Revenue

Interest expense on bonds

Interest expense on bonds for the six-month period ended September 30, 2025 was $1,209,735 a decrease of $271,553 from the six month period ended September 30, 2024. Interest expense on bonds for the six-month period ended September 30, 2024 was $1,481,288. The decrease was the direct result of the decrease in accrued interest obligations at September 30, 2025 versus September 30, 2024.

Provision for loan losses

The provision for loan losses for the six months ended September 30, 2025 is $201,321 as compared to $9,654 for the six months ended September 30, 2024. The increase was a result of change in net realizable value in loans receivable.

Operating Expenses

As a result of the decreasing mortgage loans receivable, our operating expenses continued to decrease in the six months ended September 30, 2025.

This decrease is primarily attributable to decreases of approximately $340,000 in compensation and related costs, and approximately $185,000 in general and administrative expenses. These decreases are directly related to the Company having an inactive bond offering and the decrease in loan investments.

7

Other Income (Expenses)

Interest and Dividends

Interest and Dividends on Investments for the six months ended September 30, 2025 was $358,600 as compared to $290,435 for the six months ended September 30, 2024, this increase was the direct result of our increased investment portfolio.

Liquidity and Capital Resources

At September 30, 2025, we had total shareholder’s deficit of approximately $5,659,000 as compared to a total shareholder’s deficit of approximately $4,658,000 at March 31, 2025.

Our total assets decreased by approximately $8,752,000 at September 30, 2025 as compared to March 31, 2025. We had approximately $1,409,000 cash on hand at September 30, 2025 as compared to approximately $3,365,000 cash on hand at March 31, 2025, and investments of $13,633,000 at September 30, 2025 as compared to approximately $11,590,000 at March 31, 2025 and approximately $12,035,000 of mortgage loans receivable at September 30, 2025 as compared to $20,564,000 at March 31, 2025.

We do not have any commitments for capital expenditures.

Our consolidated shareholders’ deficit and working capital deficiency are the result of initial and early-stage operating expenses. These deficiencies are also the result of an increase to our loan loss provision. The combination of interest payable on the bonds, initial startup costs and operating expenses initially generate working capital deficit.

To date, the working capital deficit has been funded by capital infusions to the Company, from its parent (WFI), through funds raised by the parent in a variety of equity, debt, and convertible debt financings.

Worthy Bond redemptions subsequent to September 30, 2025, were approximately $2,182,000. These bond redemptions have been recorded as a decrease in cash and a decrease in bond liabilities.

Summary of cash flows

	Six Months Ended September 30, 2025	Six Months Ended September 30, 2024
Net cash (used) in provided by operating activities	$(509,238)	$(104,888)
Net cash (used) in provided by investing activities	$6,451,445	$3,168,333
Net cash (used) in provided by financing activities	$(7,898,725)	$(4,603,571)

For the six months ended September 30, 2025, net cash used in operating activities was $509,238, this starts with the net loss of $966,156, offset primarily by $201,321 of loan loss provision addback and $178,549 accrued bond interest addback. Net cash provided by investing activities in the six months ended September 30, 2025, represent loan pay downs offset by loan disbursements made together with the purchase and sale of investment securities. Net cash used in financing activities in the six months ended September 30, 2025, consists primarily of bond redemptions.

8

Significant accounting policies

Our significant accounting policies are fully described in Note 3 to our unaudited consolidated financial statements appearing elsewhere in this Semi-Annual Report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, due from related parties, valuation of investments, and estimates of the valuation allowance on deferred tax assets.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending.”

We generate revenue primarily through interest earned.

For term loans, we recognize interest income. We also generate revenue through interest and dividends on investments and realized and unrealized gains on investments, which is all included in other income (expense) in the statement of operations.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short-term interest-bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Investments

At inception the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from marketable equity securities to be recognized in operations.

Investments consist of various debt and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. The Company classifies certain of its debt investments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least 1 year and (ii) the contractual maturity date of the investments is greater than 1 year. Debt securities available for sale are carried at fair value or amortized cost and unrealized gains or losses are recorded as other comprehensive income or loss in equity. Debt securities held to maturity are carried at amortized cost and unamortized gains and losses are not recognized. Realized gains and losses are included in other income or expense in the consolidated statement of operations and comprehensive (loss) income on a specific-identification basis.

9

As a result of the amendments in ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the impairment model is no longer based on an impairment being other-than-temporary. We regularly review investment securities for impairment. For debt securities, if we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery of our amortized cost, we evaluate qualitative criteria, such as the financial health of and specific prospects for the issuer, to determine whether we do not expect to recover the amortized cost basis of the security.

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage in the real estate, and is located in the state of Florida. These loans typically have a maturity date of 1 to 2 years, pay interest at rates between 10% and 14% and are serviced by an outside, unrelated party. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the reserves for loans receivable an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Allowance for Credit Losses

Customer accounts receivable are stated at the amount management expects to collect on balances. The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses (“ASC Topic 326”). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (“CECL”) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable.

Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment.

When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Item 2. Other Information.

None.

10

Item 3. Financial Statements.

WORTHY PROPERTY BONDS, INC.

F-1

WORTHY PROPERTY BONDS, INC.

Consolidated Balance Sheets

	September 30, 2025 (Unaudited)	March 31, 2025

ASSETS

Assets
Cash	$1,408,938	$3,365,456
Mortgages loans held for investment, net of $388,500 and $196,090 reserve at September 30, 2025 and March 31, 2025, respectively	11,646,500	20,367,910
Interest receivable net of $12,420 and $3,509 reserve at September 30, 2025 and March 31, 2025, respectively	217,212	347,406
Investments	13,633,485	11,590,169
Due from affiliate	12,343	-
TOTAL ASSETS	$26,918,478	$35,670,941

LIABILITIES AND SHAREHOLDER’S DEFICIT

Liabilities
Bond liabilities	$28,898,514	$36,733,665
Accrued interest	3,649,375	3,470,826
Accrued expenses	29,363	31,399
Due to affiliate	-	51,231
Accounts payable	28	42,227
TOTAL LIABILITIES	32,577,280	40,329,348

Commitments and Contingencies (Note 9)

Shareholder’s Deficit
Common Stock, par value $0.001, and 100 shares authorized, and 100 shares issued and outstanding	-	-
Additional paid-in capital	219,800	219,800
Accumulated other comprehensive gain	(26,260)	7,979
Accumulated deficit	(5,852,342)	(4,886,186)
Total Shareholder’s Deficit	(5,658,802)	(4,658,407)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$26,918,478	$35,670,941

The accompanying notes are an integral part of the unaudited consolidated financial statements.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-2

WORTHY PROPERTY BONDS, INC.

Consolidated Statements of Operations

(Unaudited)

	Six Months Ended September 30, 2025	Six Months Ended September 30, 2024

Operating Revenue
Interest on loans receivable	$813,898	$1,488,826

Total operating revenue	813,898	1,488,826

Cost of Revenue
Interest expense on bonds	1,209,735	1,481,288
Provision for loan losses	201,321	9,654

Total cost of revenue	1,411,056	1,490,942

Gross loss	(597,158)	(2,116)

Operating expenses
General and administrative expenses	184,202	369,597
Compensation and related expenses	455,471	795,533
Sales and marketing expenses	43,715	54,573

Total operating expenses	683,388	1,219,703

Other Income (Expense)
Interest and dividends on investments	358,600	290,435
Unrealized gains (losses) on investments, net	(44,210)	(924)

Total other income (expenses)	314,390	289,511

Net loss	$(966,156)	$(932,308)

Net loss per common share - basic and diluted	$(9,661.56)	$(9,323.08)
Weighted average number of shares outstanding - basic and diluted	100	100

The accompanying notes are an integral part of the unaudited consolidated financial statements.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-3

WORTHY PROPERTY BONDS, INC.

Consolidated Statements of Changes in Shareholder’s Deficit

For the Year Ended March 31, 2025 and Six Months Ended September 30, 2025

(Unaudited)

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total

Balance at March 31, 2024	100	$-	$219,800	$7,117	$(3,093,568)	$(2,866,651)

Unrealized gain (loss) on available for sale debt securities	-	-	-	862	-	862

Net loss	-	-	-	-	(1,792,618)	(1,792,618)

Balance at March 31, 2025	100	$-	$219,800	$7,979	$(4,886,186)	$(4,658,407)

Unrealized gain (loss) on available for sale debt securities	-	-	-	(34,239)	-	(34,239)

Net loss	-	-	-	-	(966,156)	(966,156)

Balance at September 30, 2025	100	$-	$219,800	$(26,260)	$(5,852,342)	$(5,658,802)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-4

WORTHY PROPERTY BONDS, INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended September 30, 2025	Six Months Ended September 30, 2024

Cash flows from operating activities:
Net loss	$(966,156)	$(932,308)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for loan loss	201,321	9,654
Changes in working capital items:
Interest receivable	121,283	(110,393)
Accrued interest	178,549	877,203
Accrued expenses	(2,036)	8,929
Accounts payable	(42,199)	42,027

Net cash used in operating activities	(509,238)	(104,888)

Cash flows from investing activities:
Loans receivable disbursements	(1,000,000)	(4,110,000)
Purchase of investments	(4,077,521)	4,023,333
Sale of investments	1,999,966
Loans receivable pay downs	9,529,000	3,255,000

Net cash provided by investing activities	6,451,445	3,168,333

Cash flows from financing activities:
Proceeds from bonds	2,628	4,581,681
Redemption of bonds	(7,837,779)	(9,295,743)
Proceeds (repayments) to/from related party	(63,574)	110,491

Net cash used in financing activities	(7,898,725)	(4,603,571)

Net change in cash	(1,956,518)	(1,540,126)

Cash at beginning of period	3,365,456	2,624,204

Cash at end of period	$1,408,938	$1,084,077

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$1,031,186	$588,679
Cash paid for taxes	$-	$-

The accompanying notes are an integral part of the unaudited consolidated financial statements.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-5

WORTHY PROPERTY BONDS, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Property Bonds, Inc., a Florida corporation, (the “Company,” “WPB”, “we,” or “us”) was founded in April of 2021. Also, in April 2021, the Company organized Worthy Lending V, LLC, a Delaware limited liability company, (“WL V”) as a wholly owned subsidiary of Worthy Property Bonds, Inc. The Company primarily loans or participate in real estate loans. We offer our Worthy Property Bonds in $10.00 increments directly through the Worthy Bonds website via computer or the Worthy App, to fund our loans.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI” or “Worthy Financial”), which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. WFI also owns the technology on the website. This technology is defined as the “Worthy Technology Platform.”

The Company’s year-end is March 31st.

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses of approximately $966,000 and had cash used in operations of approximately $509,000 for the six months ended September 30, 2025. The net losses incurred from inception have resulted in an accumulated deficit of approximately $5,852,000 at September 30, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During the fiscal year ended March 31, 2022, the Company began to incur operating expenses. The Company filed a Form 1-A Regulation A Offering Statement, which, was declared effective, in fiscal year ended March 31, 2023, which allowed the Company to raise funds through the sale of its Worthy Property Bonds. Also, during the fiscal year ended March 31, 2023, the Company began making loans and collecting interest income. On May 24, 2024, the Company filed a Post Qualification Amendment on form 1-A POS and suspended sales of bonds until qualification which was effective on October 4, 2024.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that the Form 1-A will result in enough additional financing or that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the operations of the Company and its wholly owned subsidiary, Worthy Lending V, LLC.

All intercompany accounts and transactions have been eliminated in consolidation.

F-6

WORTHY PROPERTY BONDS, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, estimates of the valuation allowance on deferred tax assets, assessing the collectability of mortgage loans and interest receivables and due from related parties,

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short-term interest-bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. There were no cash equivalents at September 30, 2025 or March 31, 2025.

Concentration of Credit Risk

The Company is subject to potential concentrations of credit risk in its cash accounts. Noninterest-bearing deposits in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) were insured up to a maximum of $250,000 at September 30, 2025 and March 31, 2025. Investments at other financial institutions were insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, which includes a $250,000 limit for cash. As of September 30, 2025, and March 31, 2025, the aggregate balances were in excess of SIPC insurance limits in the amount of $13,383,485 and $11,976,361, respectively of the insurance and therefore, pose some risk since they are not collateralized. The Company places its cash with high quality financial institutions. As of September 30, 2025, and March 31, 2025, the Company is in excess of FDIC insurance limits in the amount of $779,218 and $2,888,705, respectively. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents. The Company has historically not experienced any losses on its cash and investments in relation to FDIC and SIPC insurance limits.

The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, mortgage loans and interest receivable, accounts payable, accrued expenses, accrued interest payable, due to/from affiliate and bond liabilities. The carrying amount of these financial instruments approximate fair value due to the short-term nature of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

F-7

WORTHY PROPERTY BONDS, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

	September 30, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description

Recurring fair value measurements

Available for sale debt securities Treasury Bills	$11,489,578	$11,489,578	$-	$-
Government Bonds	1,520,904	1,520,904	-	-
Certificates of Deposit	481,255	-	481,255	-
Asset Backed Securities	126,748	126,748	-	-
Mutual Funds	15,000	15,000	-	-
Total available for sale securities	$13,633,485	$13,152,230	$481,255	$-
Total recurring fair value measurements	$13,633,485	$13,152,230	$481,255	$-

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

	March 31, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description

Recurring fair value measurements

Available for sale debt securities:
Treasury Bills	$7,771,126	$7,771,126	$-	$-
Government Bonds	2,246,491	2,246,491	-	-
Certificates Of Deposit	1,251,790		1,251,790	-
Asset Backed Securites	270,763	270,763	-	-
Corporate Bonds	49,999	49,999	-	-
Total available for sale securities	11,590,169	10,338,379	1,251,790	-

Total recurring fair value measurements	$11,590,169	$10,338,379	$1,251,790	$-

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage in the real estate, which is located in the state of Florida. These loans typically have a maturity date of 2 years, pay interest at rates between 10% and 13% and are serviced by an outside, unrelated party. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 326-20-30-5A, Financial Instruments – Credit Losses (“ASC 326”), the Company includes, in the allowance for loan losses an amount attributed to accrued interest receivable.

In accordance with ASC 326, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

F-8

WORTHY PROPERTY BONDS, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

Allowance for Credit Losses

Customer accounts receivable are stated at the amount management expects to collect on balances. The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses (“ASC Topic 326”). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (“CECL”) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Mortgage loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a mortgage loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition, including net collateral to mortgage loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment. When a mortgage loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Revenue Recognition

We will recognize revenue in accordance with the guidance in FASB ASC 942, Financial Services – Depository Lending.

We will generate revenue primarily through interest earned. For term loans, we will recognize interest income.

Allocation of expenses Incurred by Affiliate on Behalf of the Company

During 2025 and 2024, costs incurred by our sister company Worthy Management, Inc. (WM) have been allocated to the Company for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Management believes that the consolidated statements of operations include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes (“ASC 740”). Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740.

The Company is included with its parent company’s (Worthy Financial Inc.) consolidated tax return. The parent company’s consolidated tax returns for the years 2022, 2023, 2024 and 2025 remain open for audit by the IRS.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net income (loss) by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity at September 30, 2025 and March 31, 2025.

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future consolidated financial statements.

F-9

WORTHY PROPERTY BONDS, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

NOTE 5. INVESTMENTS

The Company maintains a portfolio of investments. The Company typically invests in a diversified portfolio. The Company’s investment policy limits the amount of credit exposure to any one issuer and targets 20% portfolio weight in the more conservative investments.

The following is a summary of the investments as of September 30, 2025:

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
Available for Sale - Debt Securities
Treasury Bills	11,469,711	19,867	11,489,578	84%
Government Bonds	1,548,442	(27,538)	1,520,904	11%
Certificates Of Deposit	481,237	18	481,255	4%
Asset Backed Securities	125,425	1,323	126,748	1%
Mutual Funds	15,000	-	15,000	0%
Total Investments	$13,639,815	$(6,330)	$13,633,485	100%

The following is a summary of the investments as of March 31, 2025:

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
Available for Sale - Debt Securities
Treasury Bills	7,752,916	18,210	7,771,126	67%
Government Bonds	2,246,656	(165)	2,246,491	19%
Certificates Of Deposit	1,251,185	605	1,251,790	11%
Asset Backed Securities	269,013	1,750	270,763	2%
Corporate Bonds	49,990	9	49,999	1%
Total Investments	$11,569,760	$20,409	$11,590,169	100%

NOTE 6. MORTGAGE LOANS HELD FOR INVESTMENT

Mortgage Loans Held for Investment

Commencing in November of 2022, the Company began investing in mortgage loans. Each loan is secured by a mortgage in the real estate, which is located in the state of Florida. Each loan has a maturity date of 2 years and mature between November of 2024 and June of 2026. These loans pay interest at rates between 10% and 13%, annually and are serviced by an outside, unrelated party.

A summary of the Company’s loan portfolio as of September 30, 2025, disaggregated by class of financing receivable, are as follows:

Loans to Real Estate Developers Secured by First Mortgages

Outstanding at September 30, 2025

Loans	$12,035,000

Allowance for loan losses	$(388,500)

Total Loans, net	$11,646,500

A summary of the Company’s loan portfolio as of March 31, 2025, disaggregated by class of financing receivable, are as follows:

Loans to Real Estate Developers Secured by First Mortgages

Outstanding at March 31, 2025

Loans	$20,564,000

Allowance for loan losses	$(196,090)

Total Loans, net	$20,367,910

F-10

WORTHY PROPERTY BONDS, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

A summary of the Company’s loan loss allowance as of September 30, 2025, are as follows:

	Balance at March 31, 2025	Write-off	Provision for loan loss	Balance at September 30, 2025

Mortgage Receivable Allowance	$196,090	$-	$192,410	$388,500

Interest Receivable Allowance	$3,509	$-	$8,911	$12,420

Total	$199,599	$-	$201,321	$400,920

These loans were funded by our bond sales.

As of September 30, 2025, all of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses. As of September 30, 2025, the recorded investment in financing receivables used to individually evaluate for impairment was $12,035,000.

As of March 31, 2025, all of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses. As of March 31, 2025, the recorded investment in financing receivables used to individually evaluate for impairment was $20,367,910.

We had no loans past due or on non-accrual status on September 30, 2025, and March 31, 2025, which were past due by more than 90 days.

As of September 30, 2025 future annual maturities of gross loans receivable held for investment and mortgage loans held for investment consists of the following:

Period Ended September 30,	Amount
2026	$8,700,000
2027	$2,335,000
Thereafter	$1,000,000
$12,035,000

As of September 30, 2025 there were 12 mortgage loans with a gross balance of $12,035,000, which are required to pay only interest until maturity when the principal is due.

As of March 31, 2025 there were 19 mortgage loans with a gross balance of $20,564,000, which are required to pay only interest until maturity when the principal is due.

NOTE 7. DUE TO/FROM AFFILIATE

On April 9, 2021, we entered into a Management Services Agreement (the “Management Services Agreement”) with Worthy Management, an affiliate. Worthy Management was established in October 2019 as part of the internal reorganization of the operations of our parent, WFI. Prior to this operational restructure, our executive officers and other administrative personnel were employed by either WFI or by our sister company Worthy Peer Capital, Inc. As a result, once the operational restructure was complete effective January 1, 2020, our executive officers and the other personnel which provide services to us are all employed by Worthy Management. These personnel also provide services to WFI, Worthy Peer, Worthy Peer II, Worthy Community Bonds, and Worthy Property Bonds 2, including its subsidiaries.

The initial term of the Management Services Agreement will continue until December 31, 2024, and will automatically renew for successive one-year terms. The Management Services Agreement can be terminated at any time upon 30 days’ prior written notice from one party to the other.

Included in due to/from affiliate is the balance due from Worthy Management of $12,343 and ($51,231) at September 30, 2025 and March 31, 2025.

F-11

WORTHY PROPERTY BONDS, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

NOTE 8. BOND LIABILITIES

In October of 2022 our Regulation A+ Offering Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, within 12 months of up to $75,000,000 of $10.00, 5% Bonds, 5.5% interest (7% interest effective November 2023 through November 2024).

During the six months ended September 30, 2025 and year ended March 31, 2025, the Company sold and redeemed Worthy Property Bonds. The Bonds are renewable at the option of the bond holder, accrue interest at 5.5% effective April 1, 2023 and 7% effective November 13, 2023 through November 13, 2024, and the Company may redeem the bonds at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company has approximately $3,649,000 and $3,471,000 of accrued interest related to these outstanding bonds at September 30, 2025 and March 31, 2025, respectively. The Bond liabilities balance at September 30, 2025 and March 31, 2025 were $28,898,514 and $36,733,665, respectively. During the six months ended September 30, 2025, and year ended March 31, 2025, bonds were redeemed, as noted in the table below. The interest expense on bond liabilities during the six months ended September 30, 2025 and year ended March 31, 2025 were $1,209,735 and $2,923,156.

A summary of the Company’s bond liabilities activity for the year ended September 30, 2025, is as follows:

Outstanding at March 31, 2025	$36,733,665

Bond issuances	$2,628
Bond redemptions	$(7,837,779)

Outstanding at September 30, 2025	$28,898,514

A summary of the Company’s bond liabilities activity for the year ended March 31, 2025, is as follows:

Outstanding at April 1, 2024	$41,885,732

Bond issuances	$12,942,560
Bond redemptions	$(18,094,627)

Outstanding at March 31, 2025	$36,733,665

F-12

WORTHY PROPERTY BONDS, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

NOTE 9. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceedings arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

NOTE 10. EQUITY

The Company has authorized 100 shares of common stock. In April of 2021, the Company was founded with the issuance of 100 shares of our $0.001 per share par value common stock for $5,000 to WFI. During the period ended March 31, 2022, WFI contributed $120,000 as additional paid-in capital. During the year ended March 31, 2023, WFI contributed $94,800 as additional paid-in capital. WFI is the sole shareholder of the Company’s common stock.

NOTE 11. RELATED PARTIES

The Company has received capital contributions from its parent company, see note 10. The Company has entered into a management services agreement with Worthy Management, an affiliate, see note 7.

In September of 2021, the Company entered into a license fee agreement with WFI to pay a license fee to WFI for the use of the Worthy Fintech Platform in the amount of $4.00 per registered user per year which was modified to $5.00 per registered user in February 2023.

For the six months ended September 30, 2025, and year ended March 31, 2025, the Company paid WFI approximately $58,574 and $116,000, respectively, which is included in general and administrative expenses in the statements of operations, pursuant to this agreement.

NOTE 12. CONCENTRATIONS

The mortgage loans held for investment gross balance at September 30, 2025 of $12,035,000 is due from 12 borrowers, of this gross balance 1 borrower’s balance due is approximately 17% of the total balance due.

The mortgage loans held for investment gross balance at March 31, 2025, of $20,564,000 is due from 19 borrowers, of this gross balance 1 borrower’s balance due is approximately 16% of the total balance due and 2 borrower’s balance due is approximately 10% of the total balance due.

NOTE 13. SUBSEQUENT EVENTS

Worthy Property Bond redemptions subsequent to September 30, 2025, were approximately $2,330,000. These redemptions have been recorded as a decrease in cash and a decrease in bond liabilities.

The Company has evaluated these consolidated financial statements for subsequent events through the date these consolidated financial statements were available to be issued. Other than those noted above, management is not aware of any events that have occurred subsequent to the consolidated balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

F-13

Item 4. Exhibits.

Exhibit No.	Exhibit Description
1.1**	Form of Broker-Dealer Agreement with Dalmore Group, LLC
1.2**	Technology License Fee Agreement with WFI
1.3**	Amended and Restated Technology and License Fee Agreement with WFI
2.1**	Articles of Incorporation.
2.2**	Bylaws.
3.1**	Form of Worthy Property Bond.
4.1**	Form of Worthy Property Bond Investor Agreement (for cash).
4.2**	Form of Worthy Property Bond Subscription Agreement (for Bond Rewards for Eligible Referrals).
4.3**	Form of Worthy Property Bond Auto-Invest Program information.
6.1**	Management Services Agreement dated April 9, 2021, by and between Worthy Management, Inc. and Worthy Property Bonds II, Inc.
10.1**	Power of Attorney (as included on the signature page of Form 1-A).

**Previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: December 5, 2025	Worthy Property Bonds, Inc

	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Dated: December 5, 2025	/s/ Sally Outlaw
Sally Outlaw
Director, Chief Executive Officer, principal executive officer

Dated: December 5, 2025	/s/ Alan Jacobs
Alan Jacobs
Director, Executive Vice President, Chief Operating Officer and principal financial and accounting officer

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